Cara Wirth

Janice Adeloye

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 22, 2022

Re:	Jet Token Inc.

Pre-Qualification Amendment No. 1 to the

Offering Statement on Form 1-A

File No. 024-11449

Dear Ms. Wirth and Ms. Adeloye:

On behalf of Jet Token Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Friday, June 24, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ George Murnane

George Murnane

Chief Executive Officer and President

Jet Token Inc.

Cc: Michael Winston, Jet Token Inc.